Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
December 20, 2011	NYSE:SLW

SILVER WHEATON APPOINTS SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT, TO LEAD COMPANY’S GROWTH INITIATIVES

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce the appointment of Mr. Haytham Hodaly as Senior Vice President, Corporate Development, effective January 1, 2012. By identifying and establishing promising new silver streaming partners, and further strengthening the company’s current partnerships, Mr. Hodaly will play a key role in ensuring Silver Wheaton achieves its strategic growth initiatives.

Mr. Hodaly brings with him over 16 years of experience in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. In this role, he was responsible for providing, to a wide range of institutional clients around the globe, up-to-date and insightful research coverage of North American-listed precious metals companies. Prior to this, he held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. During his tenure, Mr. Hodaly helped grow the organization from eight to over 50 industry professionals, and establish Salman Partners Inc. as a leading independent, resource-focused and research-driven investment dealer. In addition to offering high-quality mining research to the firm’s extensive institutional client base, he was also an invaluable source of corporate development ideas for Salman Partners’ investment banking group. Mr. Hodaly is an engineer with a B.A.Sc. in Mining and Mineral Processing Engineering and a Masters of Engineering, specializing in Mineral Economics.

“We are pleased to have someone of Haytham’s calibre join our talented team of corporate development professionals,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “As a highly regarded mining analyst with extensive resource-based experience, Haytham has in-depth knowledge of a large number of mining projects around the world. This, along with his key industry relationships, will further enable Silver Wheaton to achieve its goal of acquiring additional high-quality silver streams and to grow its world-class portfolio of assets.”

Silver Wheaton is also pleased to announce that Mr. Neil Burns, currently Silver Wheaton’s Director of Geology, will assume the role of Vice President, Technical Services, effective January 1, 2012. In his new role, Mr. Burns will manage a team of geological and mining engineering professionals, and will be responsible for all technical matters relating to corporate development opportunities and to Silver Wheaton’s current streaming agreements.

Mr. Burns is a geologist with over 17 years of exploration, mining, and resource evaluation experience in the Americas, Europe and Africa. He joined Silver Wheaton in 2008 as Director of Geology, primarily focusing on evaluating potential silver stream opportunities. Prior to Silver Wheaton, he held various increasingly senior positions, including Corporate Resource Geologist for Lundin Mining, Project Geologist for Eurozinc Mining, Resource Consultant for Snowden Mining Industry Consultants, and senior Mine Geologist at several operating mines for Breakwater Resources. Mr. Burns holds his masters degree in geology from Queen’s University, and is a registered Professional Geologist with APEGBC.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com